EXECUTION COPY

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 24th day of November, 2019.

BETWEEN:

_________________________________________

(the "Securityholder")

- and -

DETOUR GOLD CORPORATION,

a company existing under the federal laws of Canada

(the "Company")

WHEREAS the Securityholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the "Shares") in the capital of Kirkland Lake Gold Ltd. (the "Purchaser"), a corporation existing under the laws of the Province of Ontario, set forth on the Securityholder's signature page attached to this Agreement.

AND WHEREAS the Securityholder is the holder of that number of options to acquire Shares (the "Options"), restricted share units of the Purchaser ("RSUs") and performance-based restricted share units of the Purchaser ("PSUs" and together with the Options and RSUs, "Convertible Securities") set forth on the Securityholder's signature page attached to this Agreement.

AND WHEREAS the Purchaser and the Company have entered into an arrangement agreement (the "Arrangement Agreement") concurrently with the entering into of this Agreement and propose to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the "Arrangement").

AND WHEREAS the Securityholder acknowledges that the Company would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Securityholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

"Subject Options" means that number of Options set forth on the Securityholder's signature page attached to this Agreement, being all of the Options owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

"Subject PSUs" means that number of PSUs set forth on the Securityholder's signature page attached to this Agreement, being all of the PSUs owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

"Subject RSUs" means that number of RSUs set forth on the Securityholder's signature page attached to this Agreement, being all of the RSUs owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

"Subject Securities" means, collectively, the Securityholder's Subject Shares, Subject Options, Subject PSUs and Subject RSUs; and

"Subject Shares" means that number of Shares set forth on the Securityholder's signature page attached to this Agreement, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, and shall further include any Shares issued upon the exercise or vesting, as applicable, of Convertible Securities or otherwise acquired by the Securityholder after the date hereof.

ARTICLE 2
COVENANTS

Section 2.1 General Covenants of the Securityholder

The Securityholder hereby covenants and agrees in favour of the Company that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a) at any meeting of securityholders of the Purchaser (including in connection with any separate vote of any sub-group of securityholders of the Purchaser that may be required to be held and of which sub-group the Securityholder forms part) called to vote upon the Purchaser Shareholder Resolution or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Purchaser Shareholder Resolution is sought, the Securityholder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) in favour of the approval of the Purchaser Shareholder Resolution and any other matter necessary for the consummation of the Arrangement;

(b) at any meeting of securityholders of the Purchaser (including in connection with any separate vote of any sub-group of securityholders of the Purchaser that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Purchaser is sought (including by written consent in lieu of a meeting), the Securityholder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) against any Purchaser Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c) the Securityholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(d) the Securityholder agrees not to, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement or with respect to the sale of the Shares issued upon vesting of the PSUs and RSUs that vest as of December 31, 2019, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement;

(e) no later than 10 Business Days prior to the date of the Purchaser Meeting: (i) with respect to any Subject Shares (and any other Subject Securities which have a right to vote at such meeting) that are registered in the name of the Securityholder, the Securityholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Purchaser Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Purchaser Shareholder Resolution; and (ii) with respect to any Subject Shares (and any other Subject Securities which have a right to vote at such meeting) that are beneficially owned by the Securityholder but not registered in the name of the Securityholder, the Securityholder shall deliver a duly executed voting instruction form to the intermediary through which the Securityholder holds its beneficial interest in the Securityholder's Subject Securities instructing that the Securityholder's Subject Securities (which have a right to vote at such meeting) be voted at the Purchaser Meeting in favour of the Purchaser Shareholder Resolution. Such proxy or proxies shall name those individuals as may be designated by the Purchaser in the Purchaser Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Company.

Section 2.2 Covenants of the Company

The Company agrees to comply with its obligations under the Arrangement Agreement. The Company hereby agrees and confirms to the Securityholder that it shall take all steps required of it to consummate the Arrangement in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to and covenants with the Company as follows, and acknowledges that the Company is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a) Incorporation; Capacity; Authorization. Where the Securityholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Securityholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his, her or its obligations hereunder.

(b) Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

(c) Ownership of Shares and Other Securities. The Securityholder is the sole registered and/or beneficial owner of its Subject Securities. As of the date hereof, the Securityholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other securities of the Purchaser, other than as disclosed on the Securityholder's signature page attached to this Agreement.

(d) No Breach. Neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Securityholder, if applicable, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Securityholder is a party or by which the Securityholder or any of its properties or assets (including the Subject Securities) may be bound;

(ii) require on the part of the Securityholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Securityholder will undertake)) or permit, authorization, consent or approval of, any Governmental Authority or any other person; or

(iii) subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Securityholder or any of its properties or assets, in each case other than as would not be reasonably expected to have a material adverse effect on the Securityholder's ability to perform its obligations hereunder.

(e) No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or, to the knowledge of the Securityholder, threatened against the Securityholder or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Securityholder's ability to perform its obligations hereunder. There is no order of any Governmental Authority against the Securityholder that would reasonably be expected to have a material adverse effect on the Securityholder's ability to perform its obligations hereunder.

(f) No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(g) Voting. The Securityholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities (which have a right to vote at such meeting) as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h) Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or other person is required to be obtained by the Securityholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Company

The Company hereby represents and warrants and covenants to the Securityholder, acknowledging that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a) Capacity. The Company validly subsists under the laws of federal laws of Canada and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b) Authorization. The execution, delivery and performance of this Agreement by the Company has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.

(c) Enforceable. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally, and to general principles of equity.

ARTICLE 4
TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a) at any time upon the mutual written agreement of the Company and the Securityholder;

(b) by the Company if: (i) any of the representations and warranties of the Securityholder in this Agreement shall not be true and correct in all material respects; or (ii) the Securityholder shall not have complied with its covenants to the Company contained in this Agreement in all material respects;

(c) by the Securityholder if: (i) any of the representations and warranties of the Company in this Agreement shall not be true and correct in all material respects; or (ii) the Company shall not have complied with its covenants to the Securityholder contained in this Agreement in all material respects; or

(d) by the Company or the Securityholder if the Arrangement Agreement is terminated in accordance with its terms.

Section 4.2 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities.

ARTICLE 5
GENERAL

Section 5.1 Fiduciary Obligations

The Company agrees and acknowledges that the Securityholder is bound hereunder solely in his or her capacity as a shareholder of the Purchaser and that the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder or any of its directors, officers in his or her capacity as a director or officer of the Purchaser or any of its subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Purchaser or any of its subsidiaries.

Section 5.2 Further Assurances

Each of the Securityholder and the Company will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

Each of the Securityholder and the Company hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Purchaser Meeting and the filing of a copy thereof by the Purchaser at www.sedar.com.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Authority or in accordance with the requirements of any stock exchange, the parties shall not make any public announcement or statement with respect to this Agreement without the approval of the other party hereto, which shall not be unreasonably withheld or delayed. The parties agree to consult with the other party hereto prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time

Time shall be of the essence in this Agreement.

Section 5.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.9 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto.

Section 5.10 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.11 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a) the Company, addressed as follows:

Detour Gold Corporation

4100 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1E2

Attention:  President and Chief Executive Officer

Email:  mick.mcmullen@detourgold.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention:  J.R. Laffin

Email: jrlaffin@stikeman.com

(b) the Securityholder, as set forth on the signature page to this Agreement.

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 5.12 Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.13 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 5.14 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

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.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

DETOUR GOLD CORPORATION

By:
Name:
Title:

_______________________________________

 (Print Name of Securityholder)

_______________________________________

(Signature of Securityholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:__________________________________________

Telephone:________________________________________

Email:____________________________________________

(Number of Shares Held)

(Number of Options Held)

(Number of PSUs Held)

(Number of RSUs Held)